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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)
                    Under the Securities Exchange Act of 1934



                                TEAM Mucho, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   87816D 10 2
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                                 (CUSIP Number)


                                S. Cash Nickerson
                        3390 Mt. Diablo Blvd., 2nd Floor
                               Lafayette, CA 94549
                                 (925) 299-2500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 28, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240-13d-1(g), check the following box [ ]

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CUSIP No. 87816D 10 2
Page 2 of 4

1.       Names of Reporting Person: S. Cash Nickerson
         S.S. or I.R.S. Identification No. of Above Persons (entities only): N/A

2.       Check the Appropriate Box if a Member of a Group:

                  (a)      [ ]
                  (b)      [ ]

3.       SEC Use Only

4.       Source of Funds:  OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                  [ ]

6.       Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power:   1,371,303

8.       Shared Voting Power:   0  shares

9.       Sole Dispositive Power: 1,371,303

10.      Shared Dispositive Power:   0  shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         1,371,303 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                  [ ]

13.      Percent of Class Represented by Amount in Row (11): 16.0%

14.      Type of Reporting Person:  IN

(1) Does not include 755,555 shares which are subject to an escrow agreement. While in escrow, Mr. Nickerson does not have voting power of these shares.

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CUSIP No. 87816D 10 2
Page 3 of 4

ITEM 1.  Security and Issuer

         This statement relates to the common shares, no par value, of TEAM Mucho, Inc., an Ohio corporation (the "Issuer"), whose principal executive offices are located at 110 E. Wilson Bridge Road, Worthington, Ohio 43085.

ITEM 2.  Identity and Background

         (a)      Name of Persons Filing: S. Cash Nickerson
         (b)      Address of Principal Business Office, or, if none, Residence:
                  110 East Wilson Bridge Rd., Worthington, OH 43085
         (c)      Present occupation: Chairman and Chief Executive Officer of
                  Issuer
         (d)      Criminal convictions: Not applicable
         (e)      Civil proceedings: Not applicable
         (f)      Citizenship: Mr. Nickerson is a United States Citizen

ITEM 3.  Source and Amount of Funds or Other Consideration

         Mr. Nickerson acquired 919,046 shares of Issuer common stock pursuant to an Agreement and Plan of Merger entered into between Team America Corporation and Mucho.com, Inc. Mr. Nickerson was a shareholder of Mucho.com, Inc. and received shares of Issuer in exchange for his shares of Mucho.com, Inc.

ITEM 4.  Purpose of Transaction

         Mr. Nickerson acquired the shares for investment.

         (a)      Acquisition of additional shares: Not applicable
         (b)      Extraordinary corporate action: Not applicable
         (c)      Sale or transfer of material assets: Not applicable
         (d) Any change in the board of directors: Mr. Nickerson became a member of the Issuer's board of directors.
         (e) Any material change in the capitalization of issuer: Not applicable
         (f)      Any other material change: Not applicable
         (g) Changes in the issuer's articles or regulations: Not applicable
         (h)      Causing securities to be delisted: Not applicable
         (i)      Termination of registration : Not applicable
         (j)      Any other action: Not applicable

ITEM 5.  Interest in Securities of the Issuer

         (a)      Amount Beneficially Owned: 1,371,303 shares; Percent of Class:
                  16.0%
         (b)      Number of Shares as to which such person has:
                  (i) Sole power to vote or to direct the vote: 1,371,303 shares(1)
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CUSIP No. 87816D 10 2
Page 4 of 4

                  (ii)     Shared power to vote or to direct the vote: 0
                  (iii) Sole power to dispose or to direct the disposition of: 1,371,303 shares(1)
                  (iv) Shared power to dispose or to direct the disposition of: 0 shares
         (c)      Transactions effected by Mr. Nickerson: Not applicable
         (d)      Another's right to receive dividends: Not applicable
         (e)      Date ceased to be a 5% owner: Not applicable

(1) Does not include 755,555 shares which are subject to an escrow agreement. While in escrow, Mr. Nickerson does not have voting power of these shares.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

ITEM 7.  Material to Be Filed as Exhibits

         None


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




DATED:  January 8, 2001                                  /s/ Cash Nickerson
                                                     ---------------------------
                                                       S. Cash Nickerson